Exhibit (a)(1)(h)

After optionee indicates that he or she wants to make an election to exchange, the CSR responds.

“I’ll be glad to help you, Mr./Ms.             . Please be aware this telephone line is recorded for quality assurance and legal compliance.

“Your telephone election is subject to the terms and conditions described in the EDS Offer to Exchange. Your completion of the election process through this telephone conversation has the same legal effect as signing a printed election form.”

“Do you wish to proceed?”

After an affirmative response,

“Would you please confirm that you are electing to exchange all of your eligible EDS options for a reduced number of new options to be granted on a later date subject to the terms and conditions described in the EDS Offer to Exchange?”

After a second affirmative response,

“Your election has been processed. You will receive written confirmation of your election following the expiration of the offer period on the 23rd day of September 2003. You may withdraw this election at any time prior to the 23rd day of September 2003 at 7:00 p.m. United States Eastern time.”

“Thank you and have a nice day”